Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

June 9, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 10, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Fidelity Covington Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Fidelity Disruptive Automation ETF
Fidelity Disruptive Communications ETF
Fidelity Disruptive Finance ETF
Fidelity Disruptive Medicine ETF
Fidelity Disruptive Technology ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi